UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:	March 2010
Commission File Number:	001-10691

Diageo plc
(Translation of registrant's name into English)

Lakeside Drive, Park Royal, London, NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934
1 March 2010

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company reaches agreement to become majority shareholder in Joint Venture Chinese White Spirits company (1 March 2010)

Diageo reaches agreement to become majority shareholder in Joint Venture Chinese White Spirits company

Diageo has today entered into an equity transfer agreement to acquire an additional 4% stake (“the 4% transfer”) in Sichuan Chengdu Quanxing Group Company Ltd. ("Quanxing") from Chengdu Yingsheng Investment Holding Co., Ltd ("Yingsheng"). This 4% transfer, which is subject to a number of regulatory approvals, would bring Diageo’s shareholding in Quanxing to 53%. Quanxing is a holding company controlling a 39.7% stake in Sichuan Shui Jing Fang Co., Ltd. ("ShuiJingFang"), a leading super premium Chinese white spirits company listed on the Shanghai Stock Exchange.  If the 4% transfer is approved, Diageo would become the indirect controlling shareholder of ShuiJingFang. The consideration for the 4% transfer is approximately £14 million (RMB 139.7million).

In accordance with Chinese takeover regulations, were Diageo to become the indirect controlling shareholder in ShuiJingFang, Diageo would be required to make a mandatory tender offer to all the other shareholders of ShuiJingFang. Diageo will not become the indirect controlling shareholder in ShuiJingFang until all relevant regulatory approvals for the 4% transfer have been obtained. This is not expected to be before the second half of this calendar year. However an Indicative Announcement of Diageo’s intention to launch such a mandatory tender offer upon confirmation of all relevant regulatory approvals is published in China today. As part of the Indicative Announcement the mandatory tender offer price for ShuiJingFang has been set at the minimum price permitted by the Chinese mandatory offer regulations of RMB 21.45 per share. Were there to be full acceptance under the mandatory tender offer, the amount payable would be approximately £610 million. As required by PRC law, 20% of the maximum consideration payable under the tender offer (£122 million) has been deposited with China's securities depositary and clearing agency, the CSDCC, Shanghai Branch.

Paul Walsh, Chief Executive of Diageo, said:

‘This transaction provides Diageo with the platform to participate at scale and grow share in the largest, most profitable and fastest growing spirits segment in China, super premium Chinese white spirits.

‘This is an important and unusual transaction, providing as it does for the increased involvement of a global company in a category with unique heritage. It is Diageo’s intention to maintain ShuiJingFang's public listing on the Shanghai Stock Exchange although this is subject to the outcome of the MTO, and to continue to work with our Chinese partners, the existing ShuiJingFang management and Yingsheng shareholders.

‘Over the last three years we have built an excellent relationship with our partners in the Quanxing Group and ShuiJingFang, both through our support to the development of their business in China and with the launch of Shanghai White in Hong Kong. The transaction we have announced today will enhance this. Diageo now has a valuable opportunity to build a substantial presence in super premium Chinese white spirits and it will enable us to bring one of the leading Chinese white spirits brands to international markets.’

ENDS

Investor enquiries:

Catherine James
+44 (0)20 8978 2272

Nick Temperley
+44 (0)20 8978 4223

Sarah Paul
+44 (0)20 8978 4326

investor.relations@diageo.com

Media enquiries:

James Crampton
+44 (0)20 8978 4613

Stephen Doherty
+44 (0)20 8978 2528

media@diageo.com

Editor notes

ShuiJingFang is the fourth largest super premium Chinese white spirits brand by volume in China. The company is listed on the Shanghai Stock Exchange (600779)

Diageo made its first 43% investment in Quanxing in February 2007 and increased its shareholding to 49% in July 2008. Since then, Diageo has begun distributing the ShuiJingFang portfolio across South East Asia and recently launched the super premium vodka Shanghai White in Hong Kong.

The maximum £610 million MTO cost are calculated as follows: offer price x maximum number of shares that can be tendered / by GBP/RMB exchange rate: RMB 21.45 x 294.5 million shares/10.3558 being the current exchange rate. The offer price is the regulatory minimum price set at the 30 day volume weighted average price (“VWAP”) prior to the Indicative Announcement today.

Available documents

ShuiJingFang shareholders are urged to read any documents regarding the potential mandatory tender offer as they become available, because they will contain important information about the offer.  Investors will be able to obtain a copy of such documents from ShuiJingFang’s website: http://www.swellfun.com/.

Forward-looking statements

This document contains 'forward-looking statements'. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2009 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 1 March 2010	By:	/s/ J. Nicholls
	Name:	John Nicholls
	Title:	Deputy Company Secretary